SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        Burnham Pacific Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12232C108
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                                 (CUSIP Number)
                                                     with    a   copy to:

Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 12232C108
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                         Stephen Feinberg
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

                (a) Not (b) Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                             7) Sole Voting Power:               *
                                           -------------------------------------
     Shares Beneficially                   8) Shared Voting Power:             *
                                           -------------------------------------
     Owned by

     Each Reporting                        9) Sole Dispositive Power:          *
                                           -------------------------------------
     Person With:                         10) Shared Dispositive Power:        *
                                          --------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,601,626*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      7.4%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* Blackacre SMC Master Holdings, LLC ("Blackacre") is the holder of 1,600,000 shares of Series 2000-C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") of Burnham Pacific Properties, Inc. (the "Company"). Pursuant to the Company's Articles Supplementary designating the Series C Preferred Stock, the shares of the Series C Preferred Stock are convertible, at the option of the holder thereof, into shares of the Common Stock, par value $.01 per share, of the Company (the "Common Stock"). Based upon Blackacre's holdings of 1,600,000 shares of the Series C Preferred Stock, Blackacre presently has the right to convert such 1,600,000 shares of Series C Preferred Stock into 2,601,626 shares of Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Blackacre is the holder of 1,600,000 shares of Series 2000-C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") of the Company. Pursuant to the Company's Articles Supplementary to the Articles of Amendment and Restatement of the Company designating the Series C Preferred Stock (the "Articles Supplementary"), the Series C Preferred Stock is convertible, at the option of the holder thereof, into shares of Common Stock of the Company, par value $.01 per share (the "Common Stock"). Based upon Blackacre's holdings of 1,600,000 shares of the Series C Preferred Stock, Blackacre presently has the right to convert such 1,600,000 shares of Series C Preferred Stock into 2,601,626 shares of the Common Stock.

          Blackacre acquired the shares of Series C Preferred Stock held by it pursuant to the terms of (i) the Thirteenth Amendment (the "Thirteenth Amendment") to Agreement of Limited Partnership of Burnham Pacific Operating Partnership, L.P. (the "Partnership"), (ii) the Notice of Redemption provided by Blackacre to the Company and the Partnership (the "Redemption Notice"), (iii) the Assumption of Redemption Right between the Partnership and the Company (the "Redemption Assumption") and (iv) the Exchange Agreement (as defined in, and described in, Item 6 below). Pursuant to the terms of the Thirteenth Amendment, the Redemption Notice and the Redemption Assumption, Blackacre elected its right to have the Partnership redeem all of the 1,599,990 Units of the Partnership held by it in exchange for 1,599,990 shares of Series 1997-A Convertible Preferred Stock of the Company. Pursuant to the Exchange Agreement, Blackacre exchanged the 1,600,000 shares of Series 1997-A Convertible Preferred Stock of the Company held by it (the 1,599,990 shares of Series 1997-A Convertible Preferred Stock received by it pursuant to the Units exchange plus the 10 shares of Series 1997-A Convertible Preferred Stock previously held by it) for 1,600,000 shares of Series C Preferred Stock.

          All  funds  or  other   consideration  used  to  purchase  or  acquire
securities of the Company on behalf of Blackacre came directly from the assets of Blackacre.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, as of August 11, 2000, there were issued and outstanding 32,324,046 shares of Common Stock. Blackacre is the holder of 1,600,000 shares of Series C Preferred Stock, which are presently convertible into 2,601,626 shares of the Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre. Pursuant to Reg. Section 240.13d-3, Mr. Feinberg is therefore deemed to beneficially own 7.4% of the shares of Common Stock deemed issued and outstanding.

          During the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          On  August  31,  2000,  Blackacre,  Westbrook,  the  Company  and  the
Partnership entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which, among other things, Blackacre agreed to exchange (the "Exchange") the shares of the Series 1997-A Convertible Preferred Stock of the Company held by it for shares of newly-issued Series C Preferred Stock. The terms of the Series C Preferred Stock are set forth in the Articles Supplementary. The Exchange Agreement includes, in addition to the terms of the Exchange, (i) numerous covenants of the Company which the Company must perform at all times that any shares of the Series C Preferred Stock remain outstanding (including but not limited to covenants with respect to (a) the approval of the plan of liquidation of the Company, (b) the nomination and approval of certain persons as members of the board of directors of the Company, (c) the approval of certain matters relating to current and former executive officers of the Company, (d) the closure of certain of the Company offices, (e) the granting to the holders of the Series C Preferred Stock approval rights with respect to certain matters involving the Company, (f) the determination of accrued distributions and accrued dividends owing to each of Blackacre and Westbrook,
(g) certain registration rights granted to Blackacre and Westbrook and (h) the distribution of liquidation proceeds and various other matters relating to the plan of liquidation), (ii) certain covenants of Blackacre and Westbrook (including but not limited to covenants with respect to (a) Blackacre and Westbrook not reinstating their election of a Change of Control Preference (as defined in the Articles Supplementary) or otherwise delivering a notice of election of a Change of Control Preference unless certain conditions are satisfied and (b) Blackacre and Westbrook voting all voting securities of the Company held by them in favor of the Company's plan of liquidation and for certain persons nominated to serve on the board of directors of the Company) and
(iii) certain provisions granting to Blackacre and Westbrook benefits accorded pursuant to the terms of the Stock Purchase Agreement, dated as of December 5, 1997, by and among the Company, the Partnership and Westbrook (the "1997 Stock Purchase Agreement") and amending the 1997 Stock Purchase Agreement to effect such provisions.

          On August 31, 2000, the Company, the Partnership, Blackacre, Westbrook and certain other parties entered into the Thirteenth Amendment described in
Item 3 above.

          On August 31, 2000, Blackacre delivered to the Company and the Partnership the Redemption Notice described in Item 3 above, and the Company and the Partnership entered into the Redemption Assumption described in Item 3 above.

          Blackacre is a party to an Agreement to Contribute, dated as of December 5, 1997, with, among other parties, the Company, which provides, among other things, that Blackacre and certain other parties have the right, in certain circumstances, to acquire additional Units, shares of Preferred Stock and/or shares of Common Stock.

          The Company and Blackacre, among others, are party to a Registration Rights Agreement, dated as of December 31, 1997.

          Blackacre and Westbrook have had certain discussions between them with respect to the possibility that they may enter into a voting agreement or similar agreement, the terms of which would provide, among other things, that, in certain circumstances, Blackacre and Westbrook would, in their capacities as holders of shares of the Series C Preferred Stock, jointly consent to certain matters involving the Company, jointly vote, and/or jointly refrain from voting the shares of the Series C Preferred Stock held by them, based upon certain factors that they may mutually determine. No such agreement has been entered into as of this time.

          No  other   contracts,   arrangements,   understandings   or   similar
relationships exist with respect to the securities of the Company between Stephen Feinberg or Blackacre and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Exchange Agreement, dated as of August 31, 2000, by and among Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Burnham Pacific Properties, Inc. on September 6, 2000.

          2. Thirteenth Amendment to Agreement of Limited Partnership of the Partnership, dated as of August 31, 2000, by and among, among others, Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC.

          3. Redemption Notice, dated as of August 31, 2000, provided by Blackacre SMC Master Holdings, LLC to Burnham Pacific Properties, Inc. and Burnham Pacific Operating Partnership, L.P.

          4. Assumption of Redemption Right, dated as of August 31, 2000, by and
between Burnham Pacific   Properties,   Inc.  and  Burnham   Pacific   Operating
Partnership, L.P.

          5. Agreement to Contribute by and among, among others, Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., and Blackacre SMC Master Holdings, LLC, dated as of December 5, 1997, incorporated by reference to
Exhibit 10.2 to the Current Report on Form 8-K filed by Burnham Pacific Properties, Inc. on December 16, 1997.

          6. Stock Purchase Agreement, dated as of December 5, 1997, by and among Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings, L.L.C., incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Burnham Pacific Properties, Inc. on January 14, 1998.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            September 12, 2000


                                            /s/ Stephen Feinberg

                                            Stephen Feinberg, in his capacity as
                                            the investment manager for Blackacre
                                            SMC Master Holdings, LLC

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT 2
                              THIRTEENTH AMENDMENT

                       TO AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                   BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.


                              THIRTEENTH AMENDMENT
                       TO AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                   BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.


          THIS THIRTEENTH AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP, dated as of August __, 2000 (the "Thirteenth Amendment"), is entered into by and among BURNHAM PACIFIC PROPERTIES, INC., a Maryland corporation, as the General Partner, and the current and former holders of the Series 1997-A Preferred Units (the "Preferred Units") of Burnham Pacific Operating Partnership L.P., a Delaware limited partnership (the "Operating Partnership").

                                    RECITALS

          A. On December 31, 1997, 2,000,000 Preferred Units were issued pursuant to the First Amendment dated December 31, 1997 to the Agreement of Limited Partnership of the Operating Partnership dated as of November 14, 1997 (the "Partnership Agreement").

          B. Since the date of the initial issuance, one of the existing holders of Preferred Units, Mark Cassidy, transferred all his Preferred Units to his former spouse, Sherri F. Cassidy, which transfer has not been recorded on the books and records of the Operating Partnership, which the Operating Partnership and such transferee now desire to record.

          C. Concurrently herewith, each of Blackacre SMC Master Holdings, LLC ("Blackacre"), Westbrook Burnham Holdings, L.L.C. ("Holdings") and Westbrook Burnham Co-Holdings, L.L.C. ("Co-Holdings") is electing its right (each, a "Redemption Right") to cause the Operating Partnership to redeem its Preferred Units. Blackacre is electing its right to cause the Operating Partnership to redeem  1,599,990  Preferred  Units and the  General  Partner  is  assuming  the obligations of the Operating Partnership arising from the election of such Redemption Right and is issuing to Blackacre in exchange therefor 1,599,990 shares of Series 1997-A Convertible Preferred Stock (the "1997 Series A Stock") in the General Partner which, in turn, will be exchanged for new Series 2000-C Convertible Preferred Stock in the General Partner (the "2000 Series C Stock"). Holdings is electing its right to cause the Operating Partnership to redeem 9 Preferred Units and the General Partner is assuming the obligations of the Operating Partnership arising from the election of such Redemption Right and is issuing to Holdings in exchange therefor 9 shares of 1997 Series A Stock in the General Partner which, in turn, will be exchanged for new 2000 Series C Stock. Co-Holdings is electing its right to cause the Operating Partnership to redeem 1 Preferred Unit and the General Partner is assuming the obligations of the Operating Partnership arising from the election of such Redemption Right and is issuing to Co-Holdings in exchange therefor 1 share of 1997 Series A Stock in the General Partner which, in turn, will be exchanged for new 2000 Series C Stock.

          D. The current holders of the Preferred Units have agreed with the General Partner and the Operating Partnership to amend the rights, privileges and preferences of the Preferred Units so that they have comparable economic terms to the 2000 Series C Stock.

                                    AGREEMENT

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Thirteenth Amendment hereby agree as follows:

          Section 1. Defined Terms. Unless otherwise defined in this Thirteenth Amendment, the capitalized terms used in this Thirteenth Amendment shall have the meanings ascribed to such terms in the Partnership Agreement.

          Section  2.  Amendment  of  Operating   Partnership   Agreement.   The
Partnership Agreement is hereby amended to provide for the following:

          (a) Set forth on Exhibit A is the name of each holder of Preferred Units and the number of Preferred Units duly issued to such holder after taking into account the transfers and redemptions referred to in the RECITALS.

          (b) The respective rights, privileges and preferences of the Preferred Units are hereby amended and restated to read in their entirety as set forth on Exhibit B hereto.

          (c) The Operating Partnership hereby is reconstituted and the business of the Operating Partnership hereby is continued pursuant to the Partnership Agreement, as the same has been amended by this Thirteenth Amendment. Except as amended by this Thirteenth Amendment, the Partnership Agreement shall continue in full force and effect. In the event of a conflict between the provisions of this Thirteenth
          Amendment and the provisions of the Partnership Agreement, the provisions of this Thirteenth Amendment shall control.

          (d) Interpretation. This Thirteenth Amendment shall be deemed to be a part of the Partnership Agreement for all purposes, including, without limitation, the general provisions of Article 15 (accordingly, counterpart execution of this Thirteenth Amendment is permitted).

          Section 3. Effect of Redemption. The Operating Partnership and Blackacre hereby agree that upon the issuance of 1,599,990 shares of 1997 Series A Stock to Blackacre, in satisfaction of the election by Blackacre of its Redemption Right, the 1,599,990 Preferred Units previously owned by Blackacre shall be automatically deemed canceled and Blackacre shall have no further rights or obligations to any other party under the Partnership Agreement relating to the Preferred Units. The Operating Partnership and Holdings hereby agree that upon the issuance of 9 shares of 1997 Series A Stock to Holdings, in satisfaction of the election by Holdings of its Redemption Right, the 9 Preferred Units previously owned by Holdings shall be automatically deemed canceled and Holdings shall have no further rights or obligations to any other party under the Partnership Agreement relating to the Preferred Units. The Operating Partnership and Co-Holdings hereby agree that upon the issuance of 1 share of 1997 Series A Stock to Co-Holdings, in satisfaction of the election by Co-Holdings of its Redemption Right, the 1 Preferred Unit previously owned by Holdings shall be automatically deemed canceled and Co-Holdings shall have no further rights or obligations to any other party under the Partnership Agreement relating to the Preferred Units.

          IN WITNESS WHEREOF, the parties hereto have executed this Thirteenth Amendment on the day and year first above written.


                           [SIGNATURE PAGES TO FOLLOW]


                                          GENERAL PARTNER:

                                          BURNHAM PACIFIC PROPERTIES, INC.


                                          By: __________________________________
                                              Name:
                                              Title:


                                          HOLDERS OF PREFERRED UNITS:

                                              BLACKACRE SMC MASTER HOLDINGS, LLC


                                         By: Blackacre SMC Holdings, L.P., its
                                             managing member


                                         By: Blackacre Capital Group, L.P.,
                                             its general partner


                                         By: Blackacre Capital Management Corp.,
                                             its general partner


                                             By: ______________________________
                                                 Name:
                                                 Title:

                                         By: Blackacre SMC II Holdings,
                                             LLC, its managing member


                                             By:  Blackacre Capital Group,
                                                  L.P., its managing member


                                                By: Blackacre Capital Management
                                                    Corp.,  its general partner


                                                By: ____________________________
                                                    Name:
                                                    Title:  WESTBROOK BURNHAM
                                                            HOLDINGS, L.L.C.


                                                    By: ________________________
                                                        Authorized Signatory


                                                WESTBROOK BURNHAM
                                                CO-HOLDINGS, L.L.C.



                                                   By: ________________________
                                                       Authorized Signatory


                                                Mark Cassidy


                                                EXISTING HOLDERS OF PREFERRED



                                                MJL Associates, a   California
                                                Limited Partnership

                                                By:  MJL Investments, Inc., a
                                                     California corporation, as
                                                     General Partner

                                                By:
                                                   Name:
                                                   Title:


                                                Eugene S. Rosenfeld

                                                Steven A. Berlinger

                                                Jack L. Mahoney

                                                Sherri F. Cassidy

                                                SAB ASSOCIATES, A CALIFORNIA
                                                LIMITED PARTNERSHIP


                                                By: SAB Investments, Inc., a
                                                    California  corporation, as
                                                    general partner

                                                    By:
                                                       Name:
                                                       Title:

EXHIBITS:

A       __         EXISTING PARTNERS
B       __         RIGHTS OF PREFERRED UNITS AND COMMON UNITS

                                    EXHIBIT A

                     HOLDER OF SERIES 1997-A PREFERRED UNITS


--------------------------------------------------------------------------------
Unitholders                                                     Preferred Units

MJL Associates, A California Limited Partnership                  142,745

SAB Associates, A California Limited Partnership                   48,366

Eugene S. Rosenfeld                                               102,763

Steven A. Berlinger                                                47,581

Jack L. Mahoney                                                    51,084

Sherri F. Cassidy                                                   7,461

TOTAL                                                             400,000

                                EXHIBITS 3 AND 4


TO:      Burnham Pacific Operating Partnership, L.P.
         Burnham Pacific Properties, Inc.
         110 West A Street
         San Diego, California 92101



                              NOTICE OF REDEMPTION


     Subject to the execution, delivery and performance by Burnham Pacific Properties, Inc. (the "General Partner") of the Assumption of Redemption Right attached hereto, the undersigned hereby (i) elects its right (the "Redemption Right") to cause Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership") to redeem 1,599,990 Series 1997-A Preferred Units (the "Preferred Units") of the Operating Partnership pursuant to Section 5(a) of Exhibit C to the First Amendment to the Agreement of Limited Partnership of the Operating Partnership, dated December 31, 1997, as amended (the "Partnership Agreement"), and the Redemption Right referred to therein, (ii) surrenders such Preferred Units and all rights, title and interest therein and (iii) directs that the Cash Amount or 1,599,990 shares of Series 1997-A Preferred Stock (upon the General Partner's assumption of the Redemption Right) be delivered to the address specified below, and if Series 1997-A Preferred Stock of the General Partner are to be delivered, such Series 1997-A Preferred Stock be registered or placed in the name and at the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Preferred Units, free and clear of any liens and the rights of or interests of any other person or entity, (b) has the full right, power and authority to redeem and surrender such Preferred Units as provided herein, (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent to or approve such redemption and surrender and (d) is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act of 1933, as amended.

     Capitalized terms used but not otherwise defined in this Notice of Redemption shall have the meanings set forth in the Partnership Agreement.

Dated: August __, 2000                      Name of Limited Partner:

                                                   BLACKACRE SMC MASTER
                                                   HOLDINGS, LLC

                                            By:    Blackacre SMC Holdings, L.P.,
                                                   its managing member

                                                   By:  Blackacre Capital
                                                        Group, L.P.,
                                                        its general partner


                                                   By:  Blackacre Capital
                                                        Management Corp.,
                                                        its general partner
                                                   By:
                                                   Name:
                                                   Title:

                                                   By:  Blackacre SMC II
                                                        Holdings, LLC, its
                                                        managing member

                                                   By:  Blackacre
                                                        Capital Group, L.P., its
                                                        managing member

                                                   By:
                                                        Blackacre Capital
                                                        Management Corp., its
                                                        general partner


                                                        By:

                                                        Name:

                                                        Title:


                                                        IF SHARES ARE TO BE
                                                        ISSUED, ISSUE TO:

                                                        Blackacre SMC
                                                        Master Holdings, LLC
                                                        450 Park Avenue
                                                        New York, New York

                         ASSUMPTION OF REDEMPTION RIGHT

     Pursuant to Section 5(a)(ii) of Exhibit C to the First Amendment to the Agreement of Limited Partnership of Burnham Pacific Operating Partnership, L.P., dated December 31, 1997, as amended (the "Partnership Agreement"), the General Partner hereby assumes (the "Assumption") the obligations of the Operating Partnership arising from the election of the Redemption Right of Blackacre SMC Master Holdings, LLC (the "Redeeming Holder"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Partnership Agreement. In connection with the Assumption, the General Partner and the Operating Partnership confirm to the Redeeming Holder the following:


     1. Concurrently with the Assumption the General Partner shall issue to the Redeeming Holder 1,599,990 fully paid and non-assessable shares of the General Partner's Series 1997-A Convertible Preferred Stock ("Preferred Stock"). Such shares of Preferred Stock shall be represented by a certificate.

     2. Notwithstanding anything to the contrary set forth in the Partnership Agreement, the Operating Partnership, the General Partner and the Redeeming Holder hereby agree that the Specified Redemption Date in respect of the Redeeming Holder's Notice of Redemption shall be the date of such Notice of Redemption.

     3. The Operating Partnership will pay any and all documentary stamp or similar issue taxes payable in respect of the Preferred Stock issued to the Redeeming Holder in connection with its Notice of Redemption.

     4. The General Partner, the Operating Partnership and the Redeeming Holder hereby irrevocably waive any and all conditions set forth in the Partnership Agreement or any other agreement, contract or understanding among the Redeeming Holder and either or both of the General Partner and the Operating Partnership in connection with the Redeeming Holder's Notice of Redemption and the General Partner's Assumption of the related Redemption Right.

     5. The General Partner represents and warrants to the Redeeming Holder that the Preferred Stock to be issued in connection with the foregoing Notice of Redemption have been duly authorized, and, when issued in accordance with the terms of the Partnership Agreement, the Notice of Redemption and the Assumption, will be validly issued and fully paid or credited as paid, and non-assessable and free and clear of liens, encumbrances, security interests or charges created by the General Partner.

Dated: August __, 2000

                                               Burnham Pacific Properties, Inc.


                                               By:______________________________
                                                  Name:
                                                  Title:


                                               Burnham Pacific Operating
                                                 Partnership, L.P.


                                               By:  Burnham Pacific Properties,
                                                      Inc., its general partner


                                                    By:_________________________
                                                       Name:
                                                       Title: